acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
[redacted]

06019605

SEC MAIL PROCESSING
RECEIVED
DEC 29 2006
WASH, D.C. 160 SECTION

December19, 2006

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 5, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from July 1, 2006 to September 30, 2006, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL

By ________
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from July 1, 2006 to September 30, 2006

	Date	Descriptions	Information* provided to
Exhibit 1	July 28, 2006	Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2007 (English translation)	Public, TSE
Exhibit 2	July 28, 2006	Data Book Quarterly Report on the Company for the Three Months Ended June 30, 2006 (English translation)	Public, TSE
Exhibit 3	August 9, 2006	Corporate Governance Report (Brief description in English)	TSE
Exhibit 4	August 23, 2006	Erroneous Claims for Delinquency Charges to Portion of Customers on Loan Guarantee Operation (English translation)	Public, TSE
Exhibit 5	September 25, 2006	News Report related to Delinquency Charges in ACOM's Guarantee Business (English translation)	Public, TSE

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

EXHIBIT 1

(TRANSLATION)

Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2007 (Consolidated)

July 28, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of First Quarter Financial Results for the fiscal year ending March 2007 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631

1. Items Relating to the Preparation of Brief Statement of Quarter Financial Results
   1) Simplified Accounting Policies: Not adopted
   2) Change in Accounting Policies: None
   3) Change in Scope of Consolidation and Equity Method: Changed

Consolidated subsidiaries (addition):	—
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	—
Affiliates accounted for under equity method (exclusion):	—

Note: All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.

2. Consolidated Business Results for the First Quarter Accounting Period (from April 1, 2006 to June 30, 2006)

(1) Consolidated Operating Results

	Operating Income		Operating Profit		Income Before Extraordinary Items		Net Income (First Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
6/06 (1Q)	108,587	(1.7)	16,537	(62.0)	17,875	(59.6)	10,698	(58.5)
6/05 (1Q)	110,512	2.7	43,560	28.0	44,222	32.0	25,784	34.2
3/06 (Annual)	445,431		110,392		113,011		65,595	

	Net Income per Share (First Quarter) (Yen)	Net Income per Share Diluted (First Quarter) (Yen)
6/06 (1Q)	68.06	68.04
6/05 (1Q)	163.27	163.18
3/06 (Annual)	416.69	416.50

Note: Regarding operating income, operating profit etc., the figures in percentages show the year-on-year change from previous first quarter.

[Qualitative Information on Progress in Business Results (Consolidated)]

Japan's economy during the first quarter of the consolidated fiscal year continued to show signs of a steady recovery overall, with rising corporate investment against a backdrop of high corporate earnings and firm personal consumption reflecting a bounceback in employment and wages. Nevertheless, the business environment in which the Group operated was severe, with the government moving toward regulated interest rates and revising relevant laws and the consumer financing industry as a whole suffering from a negative image fostered by newspaper and media coverage. These prompted great concern among customers, shareholders, and other parties concerned. The Group will continue to ensure thorough compliance with all laws and regulations and will respond appropriately to revisions in the laws and to other changes in the business environment.

In this consolidated fiscal year, active business efforts were made both in Japan and overseas while implementing the basic policies of firmly inculcating business ethics (compliance), expanding the scope of business and enhancing revenue bases by marshalling the Group's full capabilities, increasing the scale of business by strengthening sales service competitiveness, improving cost competitiveness by implementing operational reforms, and training professional personnel.

For the first quarter of the consolidated fiscal year, operating income was 108,587 million yen (down 1.7% year-on-year), income before extraordinary items 17,875 million yen (down 59.6% year-on-year), and quarterly net income 10,698 million yen (down 58.5% year-on-year). The principal factor behind this decline in income was the substantial rise in interest repayment related expenses and bad debt related expenses arising from interest repayment in the Company's loan business vis-à-vis the first quarter of the previous fiscal year.

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity	Net Assets Per Share (Yen)
6/06 (1Q)	2,044,719	916,785	44.6%	5,802.23
6/05 (1Q)	2,009,613	871,782	43.4%	5,553.35
3/06 (Annual)	2,106,681	927,722	44.0%	5,901.70

[Consolidated Cash Flow Status]

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents At the End of Year
06/6 (1Q)	15,166	626	(16,897)	96,332
6/05 (1Q)	4,807	1,352	(65,795)	86,423
3/06 (Annual)	100,226	(44,973)	(104,389)	97,399

[Qualitative Information on Changes in Financial Position (Consolidated)]

Total assets for the first quarter were down by 61,961 million yen and net assets down by 15,810 million yen from the end of the preceding consolidated fiscal year, with the ratio of shareholders' equity up 0.6 points to 44.6%.

Current assets fell by 35,244 million yen and fixed assets dropped by 26,717 million yen, the primary factors for the fall in current assets being payments for redemptions of straight bonds (10,000 million yen), an increase in the allowance for bad debts (9,374 million yen), a decrease in the installment receivable balance (7,852 million yen), and a decrease in short-term loans (5,453 million yen); the drop in fixed assets was principally due to a decrease in investment securities (25,872 million yen).

Liabilities saw a 46,151 million yen decline from the end of the previous consolidated accounting year attributable to a decrease in interest-bearing debt of 13,836 million yen, a decrease in accrued income tax of 21,412 million yen, and a decrease in deferred tax liability of 10,044 million yen.

(Cash Flows)

Cash and cash equivalents at the end of the first quarter (hereinafter collectively referred to as "cash") dropped by 1,066 million yen from the end of the previous consolidated fiscal year to stand at 96,332 million yen.

Cash flow from operating activities showed an increase of 15,166 million yen. Quarterly net income before taxes was 17,917 million yen and the allowance for bad debt rose by 8,991 million yen; cash was boosted by a decline in the installment receivable balance (8,909 million yen) and a decline in loans outstanding (3,314 million yen) but diminished by the payment of income taxes (25,822 million yen).

Cash flow due to investment activities increased by 626 million yen, primarily due to the acquisition and sale of investment securities exceeding 602 million yen.

Cash flow from financing activities fell by 16,897 million yen, primarily due to a 15,995 million yen decline in cash from the assumption of interest-bearing debts and repayment expenditures, despite increases from dividend payments (10,905 million yen) and payments for straight bond redemptions (10,000 million yen).

(Reference)

Change in Scope of Consolidation (from April, 1 2006 to March 31, 2007)

(Millions of yen)

	Operating income	Income before extraordinary items	Net income
September 30, 2006	218,100	56,400	33,000
March 31, 2007	438,300	113,900	66,600

(Reference) Estimate of net income per share as of March 31, 2007: 423.47 yen

[Qualitative Information on Earnings Forecasts]

Forecasts of the consolidated business results for the term ending March 2007 released with other financial statements on April 27, 2006 have been posted. A separate review of the forecasted figures is to be conducted in light of revisions in the Money Lending Business Control and Regulation Law and other developments.

1. Summarized Consolidated Financial Statements

(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior first quarter consolidated accounting period (As of June 30, 2005)		This first quarter consolidated accounting period (As of June 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%				%		%
(Assets)								
I. Current assets	1,896,053	94.3	1,868,480	91.4	1,903,724	90.4	(35,244)	(1.9)
Cash and time deposits	64,965		74,789		70,402		4,387	6.2
Loans receivables	1,688,899		1,701,404		1,703,172		(1,768)	(0.1)
Installment receivables	170,705		123,603		131,456		(7,852)	(6.0)
Inventories	20,103		19,658		21,507		(1,848)	(8.6)
Deferred tax assets	26,291		40,081		42,591		(2,510)	(5.9)
Short-term loans	21,498		21,543		26,997		(5,453)	(20.2)
Other current assets	26,250		25,858		36,681		(10,823)	(29.5)
Allowances for bad debts	(122,661)		(138,459)		(129,084)		(9,374)	7.3
II. Fixed assets	113,559	5.7	176,239	8.6	202,956	9.6	(26,717)	(13.2)
Tangible fixed assets	51,479		51,372		52,002		(630)	(1.2)
Intangible fixed assets	1,383		1,268		1,268		(0)	(0.0)
Investments and other assets	60,696		123,599		149,686		(26,087)	(17.4)
Investments in securities	39,867		101,915		127,787		(25,872)	(20.2)
Other fixed assets	20,829		21,684		21,898		(214)	(1.0)
Total Assets	2,009,613	100.0	2,044,719	100.0	2,106,681	100.0	(61,961)	(2.9)
(Liabilities)								
I. Current liabilities	415,461	20.7	433,553	21.2	468,670	22.3	(35,116)	(7.5)
Short-term loans	38,500		45,944		51,729		(5,785)	(11.2)
Current portion of long-term loans	246,842		222,345		229,633		(7,288)	(3.2)
Commercial paper	20,000		50,000		50,000		-	-
Current portion of bonds and notes	65,460		55,000		55,000		-	-
Accrued income taxes	7,104		4,963		26,375		(21,412)	(81.2)
Allowance for loss on interest repayments	-		25,000		23,700		1,300	5.5
Deferred income on installment sales	17,178		10,160		11,485		(1,324)	(11.5)
Other current liabilities	20,375		20,140		20,746		(605)	(2.9)
II. Fixed liabilities	717,671	35.7	694,380	34.0	705,415	33.5	(11,034)	(1.6)
Straight bonds	205,000		209,060		210,000		(940)	(0.4)
Long-term loans	505,280		468,399		468,222		177	0.0
Deferred tax liabilities	2,053		12,019		22,062		(10,042)	(45.5)
Other fixed liabilities	5,338		4,902		5,131		(229)	(4.5)
Total liabilities	1,133,133	56.4	1,127,934	55.2	1,174,085	55.8	(46,151)	(3.9)

(Millions of yen)

Subject / Term	Prior first quarter consolidated accounting period (As of June 30, 2005)		This first quarter consolidated accounting period (As of June 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	4,697	0.2	-	-	4,873	0.2		
(Shareholders' equity)								
I. Common stock	63,832	3.2	-	-	63,832	3.0		
II. Capital surplus	76,458	3.8	-	-	76,020	3.6		
III. Earned surplus	747,210	37.2	-	-	776,021	36.9		
IV. Securities valuation adjustment	6,370	0.3	-	-	31,886	1.5		
V. Foreign currency translation adjustments	(2,092)	(0.1)	-	-	(1,498)	(0.1)		
VI. Treasury stock	(19,997)	(1.0)	-	-	(18,538)	(0.9)		
Total shareholders' equity	871,782	43.4	-	-	927,722	44.0		
Total liabilities, minority interests, and shareholders' equity	2,009,613	100.0	-	-	2,106,681	100.0		
(Net assets)								
I. Shareholders' equity	-	-	897,016	43.9	-	-		
Common stock	-	-	63,832	3.1	-	-		
Capital surplus	-	-	76,011	3.7	-	-		
Earned surplus	-	-	775,682	38.0	-	-		
Treasury stock	-	-	(18,509)	(0.9)	-	-		
II. Valuation and translation adjustments	-	-	15,059	0.7	-	-		
Securities valuation adjustment	-	-	16,481	0.8	-	-		
Deferred gains (losses) on hedges	-	-	(1)	(0.0)	-	-		
Foreign currency translation adjustments	-	-	(1,420)	(0.1)	-	-		
III. Minority interests	-	-	4,709	0.2	-	-		
Total net assets	-	-	916,785	44.8	-	-		
Total liabilities and net assets	-	-	2,044,719	100.0	-	-		

(2) Summarized Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior first quarter consolidated accounting period From April 1, 2005 to June 30, 2005		This first quarter consolidated accounting period From April 1, 2006 to June 30, 2006		Changes		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	110,512	100.0	108,587	100.0	(1,924)	(1.7)	445,431	100.0
Interest on loans receivable	97,615		94,888		(2,726)	(2.8)	389,387	
Fees from credit card business	1,573		1,502		(71)	(4.5)	6,211	
Fees from installment sales finance business	3,773		2,426		(1,347)	(35.7)	13,733	
Fees on guaranteed loans receivable	1,245		1,415		170	13.7	5,203	
Collection of purchased receivables	2,289		3,678		1,389	60.7	13,322	
Other financial income	3		4		0	27.1	49	
Sales	1,799		1,945		146	8.1	7,681	
Other operating income	2,213		2,726		513	23.2	9,841	
II. Operating expenses	66,952	60.6	92,050	84.8	25,097	37.5	335,039	75.2
Financial expenses	5,342		5,009		(333)	(6.2)	20,711	
Cost of purchased receivables	1,300		2,261		960	73.8	8,064	
Cost of sales	1,145		1,460		315	27.5	5,126	
Other operating expenses	59,162		83,318		24,155	40.8	301,136	
Operating profit	43,560	39.4	16,537	15.2	(27,022)	(62.0)	110,392	24.8
III Non-operating income	684	0.6	1,347	1.3	663	96.9	2,759	0.6
IV. Non-operating expenses	22	0.0	9	0.0	(12)	(56.0)	140	0.0
Income before extraordinary items	44,222	40.0	17,875	16.5	(26,346)	(59.6)	113,011	25.4
V. Extraordinary income	0	0.0	221	0.2	221	-	411	0.1
VI. Extraordinary losses	52	0.0	178	0.2	126	240.3	1,363	0.3
Income before income taxes for the first quarter accounting period (fiscal year)	44,169	40.0	17,917	16.5	(26,251)	(59.4)	112,059	25.2
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	5,963	16.7	4,739	6.9	(1,223)	(59.3)	47,389	10.5
Deferred income taxes	12,456		2,755		(9,701)		(968)	
Gain (loss) on minority interests in consolidated subsidiaries	(35)	(0.0)	(275)	(0.3)	(240)	680.9	43	0.0
Net income for the first quarter accounting period (fiscal year)	25,784	23.3	10,698	9.9	(15,085)	(58.5)	65,595	14.7

(3) Summarized Consolidated Statement of Changes in Net Assets
This First Quarter Accounting Period (From April 1, 2006 to June 30, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during this first quarter accounting period					
Dividends from surplus			(11,003)		(11,003)
Bonuses to directors			(34)		(34)
Net income for the first quarter accounting period			10,698		10,698
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(8)		28	20
Net changes of items other than shareholders' equity during this first quarter accounting period					
Total changes during this first quarter accounting period		(8)	(338)	28	(318)
Balance as of June 30, 2006	63,832	76,011	775,682	(18,509)	897,016

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	-	(1,498)	30,387	4,873	932,595
Changes during this first quarter accounting period						
Dividends from surplus						(11,003)
Bonuses to directors						(34)
Net income for the first quarter accounting period						(10,698)
Acquisition of treasury stock						(0)
Disposal of treasury stock						20
Net changes of items other than shareholders' equity during this first quarter accounting period	(15,404)	(1)	78	(15,327)	(164)	(15,491)
Total changes during this first quarter accounting period	(15,404)	(1)	78	(15,327)	(164)	(15,810)
Balance as of June 30, 2006	16,481	(1)	(1,420)	15,059	4,709	916,785

(4) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior first quarter consolidated accounting period From April 1, 2005 to June 30, 2005	This first quarter consolidated accounting period From April 1, 2006 to June 30, 2006	Changes	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes for the first quarter accounting period (fiscal year)	44,169	17,917	(26,251)	112,059
Depreciation and amortization	1,110	998	(112)	4,805
Increase (decrease) in allowance for bad debts	(5,011)	8,991	14,002	1,084
Increase (decrease) in allowance for loss on interest repayments	-	1,300	1,300	23,700
Decrease (increase) in loans outstanding	(8,327)	3,314	11,642	(21,697)
Decrease (increase) in installment receivables	6,606	8,909	2,303	47,101
Decrease (increase) in inventories	(1,406)	1,856	3,262	(4,803)
Increase (decrease) in deferred income on installment sales	(771)	(1,559)	(787)	(6,741)
Other operating activities	(4,711)	(1,353)	3,358	(6,433)
Subtotal	31,657	40,375	8,718	149,074
Income taxes paid	(27,079)	(25,822)	1,256	(49,695)
Others	230	614	384	846
Cash used in operating activities	4,807	15,166	10,359	100,226
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(774)	(592)	182	(4,227)
Purchase of investment securities	-	(120)	(120)	(46,078)
Proceeds from sale of investment securities	117	722	605	1,796
Other investment activities	2,010	616	(1,394)	3,536
Net cash provided by (used in) investing activities	1,352	626	(726)	(44,973)
III. Cash flow from financing activities				
Proceeds from short-term loans	60,872	95,443	34,571	262,945
Repayments of short-term loans	(58,729)	(101,910)	(43,181)	(248,009)
Proceeds from issue of commercial paper	20,000	50,000	30,000	160,000
Payments for redemption of commercial paper	(20,000)	(50,000)	(30,000)	(130,000)
Proceeds from issue of straight bonds	9,932	9,018	(913)	59,615
Payments for redemption of straight bonds	(15,300)	(10,000)	5,300	(71,040)
Proceeds from long-term debt	34,524	46,575	12,050	171,962
Repayments of long-term debt	(79,216)	(55,122)	24,094	(271,851)
Payments for purchase of treasury stock	(9,202)	(0)	9,202	(9,207)
Cash dividends paid by the Company	(8,660)	(10,905)	(2,244)	(19,694)
Other financing activities	(16)	10,003	10,020	(9,109)
Net cash provided by financing activities	(65,795)	(16,897)	48,898	(104,389)
IV. Effect of exchange rate change on cash and cash equivalents	138	37	(100)	616
V. Increase (decrease) in cash and cash equivalents	(59,496)	(1,066)	58,430	(48,520)
VI. Cash and cash equivalents at the beginning of the fiscal year	145,920	97,399	(48,520)	148,920
VII. Cash and cash equivalents at the end of first quarter accounting period (fiscal year)	86,423	96,332	9,909	97,399

2. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior first quarter consolidated accounting period From April 1, 2005 to June 30, 2005		This first quarter consolidated accounting period From April 1, 2006 to June 30, 2006		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service businesses	108,905	98.5	106,930	98.5	438,886	98.5
Loan business	99,428	90.0	96,691	89.0	396,485	89.0
Credit card business	1,631	1.5	1,571	1.5	6,462	1.4
Installment sales finance business	4,006	3.6	2,789	2.6	14,839	3.3
Guarantee business	1,345	1.2	1,945	1.8	6,651	1.5
Loan servicing business	2,466	2.2	3,820	3.5	14,117	3.2
Others	26	0.0	111	0.1	331	0.1
Other businesses	1,606	1.5	1,657	1.5	6,544	1.5
Rental business	1,041	1.0	1,097	1.0	4,318	1.0
Others	565	0.5	560	0.5	2,226	0.5
Total	110,512	100.0	108,587	100.0	445,431	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior first quarter consolidated accounting period (As of June 30, 2005)	This first quarter consolidated accounting period (As of June 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loan business	1,688,899	1,701,404	1,703,172
Credit card business	49,392	47,725	48,120
Credit card	48,822	47,140	47,537
Others	569	584	583
Installment sales finance business	121,313	75,878	83,335
Loan servicing business	14,061	15,442	17,423
Total	1,873,667	1,840,451	1,852,053

2) Bad Debts

(Millions of yen)

Category \ Term	Prior first quarter consolidated accounting period (As of June 30, 2005)	This first quarter consolidated accounting period (As of June 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loans to borrowers in bankruptcy or under reorganization	8,837	7,641	7,707
Loans in arrears	36,145	57,123	49,904
Loans past due for three months or more	2,823	2,263	1,995
Restructured loans	43,210	57,811	54,764
Total	91,016	124,840	114,371

(Category criteria of concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans of accrued interest

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior first quarter consolidated accounting period (As of June 30, 2005)	This first quarter consolidated accounting period (As of June 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loan business	3,423,022	3,456,665	3,450,636
Credit card business	1,209,028	1,282,575	1,259,509
Credit card	1,203,179	1,276,566	1,253,603
Others	5,849	6,009	5,906
Installment sales finance business	960,816	560,068	671,742
Loan servicing business	161,588	214,200	200,662
Rental business	3,912	3,090	9,268

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: Number of loan accounts with loan balance outstanding

(2) Credit card business

Credit card: Cardholder of ACOM MasterCard®

(3) Installment sales finance business: Number of contracts with receivables outstanding

(4) Loan servicing business: Number of accounts for purchased loans

(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior first quarter consolidated accounting period (As of June 30, 2005)	This first quarter consolidated accounting period (As of June 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Number of outlets	1,911	2,130	2,102
Number of employees	6,780	6,863	6,796
Allowance for bad debts (Millions of yen)	125,446	140,883	131,620
Allowance for loss on debt quarantee (Millions of yen)	1,584	1,781	1,647
Allowance for loss on interest repayments (Millions of yen)	-	25,000	23,700
Bad debt write-offs (Millions of yen)	26,930	31,835	115,981

Note: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

3. Contingent Liabilities (As of June 30, 2006)

Amount of guaranteed loans of guarantee business

Guaranteed loans	94,309 million yen
Allowance for loss on guaranteed loans	1,781 million yen
Net	92,528 million yen

[Reference] (Non-consolidated)

(1) Amount of guaranteed loans of guarantee business

Guaranteed loans	169,947 million yen
Allowance for loss on guaranteed loans	3,680 million yen
Net	166,267 million yen

(2) Amount of guaranteed liabilities of affiliated companies

DC Cash One Ltd.	75,139 million yen
EASY BUY Public Company Limited	39,496 million yen
IR Loan Servicing, Inc.	2,200 million yen
JCK CREDIT CO., LTD.	794 million yen
JLA INCORPORATED	587 million yen
ACOM ESTATE CO., LTD.	25 million yen

4. Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of June 30, 2005)		This interim accounting period (As of June 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,724,165	91.6	1,689,217	89.1	1,725,542	88.0	(36,324)	(2.1)
Cash and time deposits	48,095		56,436		53,981		2,454	4.5
Loans receivable	1,603,842		1,586,814		1,596,276		(9,462)	(0.6)
Installment receivables	112,964		89,792		93,321		(3,528)	(3.8)
Deferred tax assets	24,285		37,564		40,244		(2,680)	(6.7)
Short-term loans	19,998		21,043		24,997		(3,953)	(15.8)
Other current assets	28,699		26,946		36,889		(9,943)	(27.0)
Allowances for bad debts	(113,720)		(129,380)		(120,170)		(9,210)	7.7
II. Fixed assets	157,541	8.4	206,419	10.9	235,920	12.0	(29,500)	(12.5)
Tangible fixed assets	37,765		37,861		38,488		(627)	(1.6)
Intangible fixed assets	1,141		1,019		1,019		(0)	(0.0)
Investments and other assets	118,634		167,539		196,412		(28,873)	(14.7)
Total Assets	1,881,707	100.0	1,895,637	100.0	1,961,462	100.0	(65,825)	(3.4)
(Liabilities)								
I. Current liabilities	351,997	18.7	354,841	18.7	385,572	19.6	(30,730)	(8.0)
Short-term loans	2,500		-		1,000		(1,000)	-
Current portion of long-term loans	240,159		197,833		207,221		(9,388)	(4.5)
Commercial paper	20,000		50,000		50,000		-	-
Current portion of bonds and notes	60,000		55,000		55,000		-	-
Accrued income taxes	5,502		4,616		24,937		(20,321)	(81.5)
Allowance for loss on interest repayments	-		25,000		23,700		1,300	5.5
Deferred income on installment sales	7,977		5,024		5,515		(491)	(8.9)
Other current liabilities	15,857		17,367		18,197		(829)	(4.6)
II. Fixed liabilities	659,865	35.1	633,236	33.4	652,481	33.3	(19,245)	(2.9)
Straight bonds	205,000		200,000		210,000		(10,000)	(4.8)
Long-term loans	451,305		423,389		421,987		1,402	0.3
Other fixed liabilities	3,560		9,847		20,494		(10,647)	(52.0)
Total liabilities	1,011,863	53.8	988,078	52.1	1,038,053	52.9	(49,975)	(4.8)
(Shareholders' equity)								
I. Common stock	63,832	3.4	-	-	63,832	3.3		
II. Capital surplus	76,458	4.1	-	-	76,020	3.9		
III. Earned surplus	743,248	39.5	-	-	770,836	39.3		
IV. Securities valuation adjustment	6,301	0.3	-	-	31,258	1.6		
V. Treasury stock	(19,997)	(1.1)	-	-	(18,538)	(1.0)		
Total shareholders' equity	869,843	46.2	-	-	923,408	47.1		
Total liabilities and shareholders' equity	1,881,707	100.0	-	-	1,961,462	100.0		
(Net assets)								
I. Shareholders' equity	-	-	891,448	47.0	-	-		
Common stock	-	-	63,832	3.4	-	-		
Capital surplus	-	-	76,011	4.0	-	-		
Earned surplus	-	-	770,114	40.6	-	-		
Treasury stock	-	-	(18,509)	(1.0)	-	-		
II. Valuation and translation adjustments	-	-	16,110	0.9	-	-		
Securities valuation adjustment	-	-	16,110	0.9	-	-		
Total net assets	-	-	907,559	47.9	-	-		
Total liabilities and net assets	-	-	1,895,637	100.0	-	-		

(2) Summarized Income Statements

(Millions of yen)

Subject \ Term	Prior first quarter accounting period From April 1, 2005 to June 30, 2005		This first quarter accounting period From April 1, 2006 to June 30, 2006		Changes		Prior fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	99,983	100.0	96,446	100.0	(3,536)	(3.5)	396,637	100.0
Interest on loans receivable	92,630		89,495		(3,134)	(3.4)	367,619	
Fees from credit card business	1,556		1,484		(71)	(4.6)	6,139	
Fees from installment sales finance business	1,669		1,016		(653)	(39.1)	5,550	
Fees on guaranteed loans receivables	2,006		2,346		339	16.9	8,549	
Other financial income	3		3		(0)	(3.5)	46	
Other operating income	2,116		2,101		(15)	(0.7)	8,732	
II. Operating expenses	57,549	57.6	80,164	83.1	22,614	39.3	290,512	73.2
Financial expenses	4,740		4,221		(518)	(10.9)	18,186	
Other operating expenses	52,809		75,942		23,133	43.8	272,325	
Operating profit	42,433	42.4	16,282	16.9	(26,150)	(61.6)	106,124	26.8
III. Non-operating income	632	0.7	1,066	1.1	433	68.5	2,215	0.6
IV. Non-operating expenses	14	0.0	9	0.0	(5)	(35.6)	165	0.1
Income before extraordinary items	43,051	43.1	17,339	18.0	(25,711)	(59.7)	108,174	27.3
V. Extraordinary income	-	-	220	0.2	220	-	489	0.1
VI. Extraordinary losses	55	0.1	176	0.2	120	215.3	1,424	0.4
Income before income taxes for the first quarter accounting period (fiscal year)	42,995	43.0	17,384	18.0	(25,611)	(59.6)	107,239	27.0
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	5,188	17.4	4,420	7.3	(768)	(59.4)	44,770	10.8
Deferred income taxes	12,243		2,648		(9,594)		(1,682)	
Net income for the first quarter accounting period (fiscal year)	25,564	25.6	10,315	10.7	(15,249)	(59.6)	64,152	16.2
Retained earnings carried forward from the previous period	23,363		-				23,363	
Interim dividends	-		-				10,999	
Unappropriated retained earnings for the first quarter accounting period (fiscal year)	48,928		-				76,515	

EXHIBIT2

DATA BOOK
Quarterly Report

The First Quarter Report for The Fiscal Year Ending March, 2007

ACOM CO., LTD.

2006/07
July 2006
Code No. 8572

Pages

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. " - " is displayed when the percentage change exceeds 1,000%.

Note:7. "(E)" indicates estimates.

Note:8. "C.R." indicates composition ratio.

Trend in Actual Results and Estimates (Consolidated)

1. Income and Expenses (Consolidated)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	433,965	-0.2	110,512	222,182	336,123	445,431	2.6	108,587	-1.7					438,300	-1.6
Operating Expenses	289,604	-7.9	66,952	143,390	225,152	335,039	15.7	92,050	37.5					327,000	-2.4
Financial Expenses	22,534	-16.3	5,342	10,472	15,590	20,711	-8.1	5,009	-6.2					23,600	13.9
Bad-debt-related Expenses	108,453	-22.8	21,945	50,851	83,141	117,125	8.0	40,956	86.6					117,600	0.4
Interest-repayment-related Expenses	-	-	1,623	4,525	8,762	13,528	-	7,372	354.2					23,700	-36.3
Operating Profit	144,361	19.9	43,560	78,792	110,970	110,392	-23.5	16,537	-62.0					111,300	0.8
Non-operating Income	1,454	12.2	684	1,246	2,200	2,759	89.6	1,347	96.9					2,600	-5.8
Non-operating Expenses	2,468	-15.3	22	123	124	140	-94.3	9	-56.0					0	-100.0
Income Before Extraordinary Items	143,347	20.7	44,222	79,916	113,046	113,011	-21.2	17,875	-59.6					113,900	0.8
Extraordinary Income	142	-95.7	0	400	401	411	189.3	221	-					500	21.5
Extraordinary Losses	3,101	75.1	52	743	931	1,363	-56.0	178	240.3					1,000	-26.7
Income Before Income Taxes	140,388	16.7	44,169	79,572	112,517	112,059	-20.2	17,917	-59.4					113,400	1.2
Net Income	81,533	15.9	25,784	46,351	65,515	65,595	-19.5	10,698	-58.5					66,600	1.5

Note: Interest-repayment-related Expenses from the first quarter to the third quarter for the fiscal year ending March, 2006 is indicated an actual amount of interest repayments.

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	433,965	-0.2	110,512	222,182	336,123	445,431	2.6	108,587	-1.7					438,300	-1.6
Loan Business	387,348	-1.0	99,428	199,358	299,790	396,485	2.4	96,691	-2.8					386,400	-2.5
ACOM CO., LTD.	379,248	-1.8	94,359	188,899	283,610	374,233	-1.3	91,121	-3.4					360,800	-3.6
DC Cash One Ltd.	-	-	2,596	5,388	8,356	11,354	-	3,155	21.5					13,700	20.7
EASY BUY Public Company Limited	8,095	61.0	2,471	5,070	7,823	10,895	34.6	2,413	-2.3					11,900	9.2
JCK CREDIT CO., LTD.	4	-69.2	0	0	0	0	-77.5	0	-86.9					0	-
Credit Card Business	6,311	7.4	1,631	3,265	4,921	6,462	2.4	1,571	-3.7					6,700	3.7
ACOM CO., LTD.	6,227	7.7	1,613	3,229	4,867	6,389	2.6	1,552	-3.8					6,600	3.3
JCK CREDIT CO., LTD.	84	-9.7	17	35	53	72	-14.0	18	4.2					100	38.2
Installment Sales Finance Business	16,622	-26.9	4,006	7,759	11,488	14,839	-10.7	2,789	-30.4					10,200	-31.3
ACOM CO., LTD.	9,456	-32.5	1,740	3,264	4,630	5,802	-38.6	1,098	-36.9					4,000	-31.1
EASY BUY Public Company Limited	2,827	43.1	1,540	3,159	5,008	6,762	139.2	1,309	-15.0					5,100	-24.6
JCK CREDIT CO., LTD.	4,339	-35.8	725	1,335	1,849	2,275	-47.6	381	-47.4					1,100	-51.6
Guarantee Business	7,627	51.4	1,345	3,013	4,469	6,651	-12.8	1,945	44.6					12,700	90.9
ACOM CO., LTD.	7,627	51.4	1,345	3,013	4,469	6,244	-18.1	1,569	16.7					9,700	55.3
DC Cash One Ltd.	-	-	-	-	-	406	-	375	-					3,000	638.3
Loan Servicing Business	8,762	214.5	2,466	5,323	10,229	14,117	61.1	3,820	54.9					14,400	2.0
Rental Business	3,781	7.2	1,041	2,119	3,285	4,318	14.2	1,097	5.4					4,500	4.2
Others	3,511	-6.2	591	1,343	1,937	2,557	-27.2	671	13.4					3,400	32.9
Other Financial Businesses	42	-	26	109	179	331	676.0	111	316.5					-	-

3. Receivables Outstanding by Segment (Consolidated)

			2006/3					2007/3								
	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,869,685	0.7	1,873,667	1,871,972	1,852,470	1,852,053	-0.9	1,840,451	-0.6	-1.8					1,875,500	1.3
Loan Business	1,680,184	3.5	1,688,899	1,697,962	1,692,016	1,703,172	1.4	1,701,404	-0.1	0.7					1,739,200	2.1
ACOM CO., LTD.	1,601,773	-0.7	1,603,842	1,606,799	1,593,832	1,596,276	-0.3	1,586,814	-0.6	-1.1					1,597,600	0.1
JCK CREDIT CO., LTD.	33	-49.8	28	24	22	20	-38.7	19	-4.6	-31.5					0	-100.0
EASY BUY Public Company Limited	17,163	66.8	19,040	20,504	24,541	29,564	72.3	33,715	14.0	77.1					44,600	50.8
DC Cash One Ltd.	59,246	-	63,701	68,103	70,768	74,142	25.1	77,253	4.2	21.3					92,100	24.2
Credit Card Business	49,399	5.7	49,392	49,129	49,323	48,120	-2.6	47,725	-0.8	-3.4					49,900	3.7
ACOM MasterCard®	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-0.8	-3.4					49,200	3.5
JCK CREDIT CO., LTD.	546	-27.9	556	538	569	568	4.1	575	1.2	3.4					700	23.1
Installment Sales Finance Business	127,378	-29.8	121,313	108,949	96,379	83,335	-34.6	75,878	-8.9	-37.5					66,000	-20.8
ACOM CO., LTD.	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-6.8	-33.5					39,000	-14.8
JCK CREDIT CO., LTD.	33,607	-43.8	29,576	24,521	20,702	17,335	-48.4	15,486	-10.7	-47.6					9,700	-44.0
EASY BUY Public Company Limited	23,756	202.7	27,608	27,645	23,837	20,229	-14.8	17,748	-12.3	-35.7					17,300	-14.5
Loan Servicing Business	12,723	109.2	14,061	15,930	14,751	17,423	36.9	15,442	-11.4	9.8					20,400	17.1
Guaranteed Receivables	78,015	-22.7	80,856	83,580	86,134	89,894	15.2	94,309	4.9	16.6					255,300	184.0
ACOM CO., LTD.	78,015	-22.7	80,856	83,580	86,134	89,639	14.9	92,693	3.4	14.6					213,600	138.3
DC Cash One Ltd.	-	-	-	-	-	254	-	1,616	534.4	-					41,700	-

4. Number of Customer Accounts by Segment (Consolidated)

			2006/3					2007/3								
	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Loan Business	3,406,054	7.7	3,423,022	3,443,070	3,442,555	3,450,636	1.3	3,456,665	0.2	1.0					3,666,100	6.2
ACOM CO., LTD.	2,902,916	-1.7	2,894,869	2,888,690	2,870,024	2,859,176	-1.5	2,840,024	-0.7	-1.9					2,807,200	-1.8
JCK CREDIT CO., LTD.	167	-60.4	132	98	64	40	-76.0	31	-22.5	-76.5					0	-100.0
EASY BUY Public Company Limited	347,003	67.3	363,317	383,168	396,057	410,142	18.2	430,208	4.9	18.4					653,400	59.3
DC Cash One Ltd.	150,074	-	157,849	163,612	168,082	172,183	14.7	176,248	2.4	11.7					191,300	11.1
Credit Card Business	1,197,784	11.8	1,209,028	1,226,580	1,240,513	1,259,509	5.2	1,282,575	1.8	6.1					1,358,700	7.9
ACOM MasterCard®	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	1.8	6.1					1,351,300	7.8
JCK CREDIT CO., LTD.	5,609	-19.7	5,650	5,528	5,750	5,709	1.8	5,812	1.8	2.9					7,200	26.1
Installment Sales Finance Business	958,768	8.2	960,816	924,944	809,563	671,742	-29.9	560,068	-16.6	-41.7					589,600	-12.2
ACOM CO., LTD.	284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-7.2	-28.2					205,900	0.1
JCK CREDIT CO., LTD.	148,059	-33.4	133,652	120,214	107,363	96,023	-35.1	85,925	-10.5	-35.7					53,500	-44.3
EASY BUY Public Company Limited	525,927	90.3	561,456	560,155	475,911	369,936	-29.7	283,236	-23.4	-49.6					330,200	-10.7
Loan Servicing Business	137,808	332.7	161,588	190,900	183,854	200,662	45.6	214,200	6.7	32.6					-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.

5. Income and Expenses (ACOM)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	402,734	-2.2	99,983	200,312	300,503	396,637	-1.5	**96,446**	**-3.5**					385,700	-2.8
Operating Expenses	262,500	-11.3	57,549	124,171	193,574	290,512	10.7	**80,164**	**39.3**					278,600	-4.1
Financial Expenses	21,591	-17.3	4,740	9,296	13,784	18,186	-15.8	**4,221**	**-10.9**					19,700	8.3
Bad-debt-related Expenses	102,462	-24.4	19,826	46,749	76,617	108,183	5.6	**38,222**	**92.8**					109,900	1.6
Bad Debt Write-offs	108,446	-3.7	25,503	51,819	79,963	107,239	-1.1	**28,775**	**12.8**					112,500	4.9
Additional Allowance for Bad Debts	-6,998	-132.6	-5,757	-5,180	-3,606	493	107.1	**9,097**	**258.0**					-5,100	-
Additional Allowance for Loss on Debt Guarantees	1,015	-27.0	80	110	260	450	-55.7	**350**	**337.5**					2,500	455.6
Interest-repayment-related Expenses	-	-	1,623	4,525	8,762	37,227	-	**7,372**	**354.2**					23,700	-36.3
Interest Repayments	-	-	1,623	4,525	8,762	13,527	-	**6,072**	**274.1**					23,700	75.2
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	23,700	-	**1,300**	**-**					-	-
Other Operating Expenses	138,289	3.5	31,360	63,600	94,409	126,914	-8.2	**30,348**	**-3.2**					125,300	-1.3
Operating Profit	140,234	21.0	42,433	76,140	106,928	106,124	-24.3	**16,282**	**-61.6**					107,100	0.9
Non-operating Income	2,083	-0.1	632	1,030	1,751	2,215	6.3	**1,066**	**68.5**					2,500	12.8
Non-operating Expenses	622	271.2	14	148	149	165	-73.3	**9**	**-35.6**					0	-98.1
Income Before Extraordinary Items	141,695	20.3	43,051	77,022	108,530	108,174	-23.7	**17,339**	**-59.7**					109,600	1.3
Extraordinary Income	141	-95.6	-	487	487	489	245.7	**220**	**-**					500	2.2
Extraordinary Losses	2,805	-64.3	55	741	942	1,424	-49.2	**176**	**215.3**					1,000	-29.8
Income Before Income Taxes	139,031	22.9	42,995	76,768	108,075	107,239	-22.9	**17,384**	**-59.6**					109,100	1.7
Income Taxes, current	47,540	-12.2	5,188	20,380	31,610	44,770	-5.8	**4,420**	**-14.8**					36,600	-18.2
Income Taxes, deferred	8,490	-227.3	12,243	10,631	12,036	-1,682	-119.8	**2,648**	**-78.4**					7,600	551.6
Net Income	83,001	26.4	25,564	45,757	64,428	64,152	-22.7	**10,315**	**-59.6**					64,900	1.2

Note: In line with the inclusion of Interest-repayment-related Expenses, Interest Repayments counted in "Other Operating Expenses" in the past is indicated retroactively from the first quarter for the fiscal year ending March, 2006.

6. Operating Income by Category (ACOM)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	402,734	-2.2	99,983	200,312	300,503	396,637	-1.5	**96,446**	**-3.5**					385,700	-2.8
Interest on Loans Receivable	372,389	-1.8	92,630	185,502	278,455	367,619	-1.3	**89,495**	**-3.4**					355,500	-3.3
Fees from Credit Card Business	6,113	7.0	1,556	3,109	4,670	6,139	0.4	**1,484**	**-4.6**					6,400	4.3
Fees from Installment Sales Financing	9,255	-32.9	1,669	3,132	4,420	5,550	-40.0	**1,016**	**-39.1**					3,800	-31.5
Fees from Credit Guarantees	7,599	50.9	2,086	4,551	6,857	9,496	25.0	**2,462**	**18.0**					13,700	44.3
Sales	158	-78.5	-	-	-	-	-	-	-					-	-
Others	7,218	0.5	2,040	4,016	6,099	7,830	8.5	**1,987**	**-2.6**					6,300	-19.5

7. Receivables Outstanding (ACOM)

	2005/3	YOY %	2006/3					2007/3								
			2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,720,641	-2.9	1,716,806	1,712,174	1,694,425	1,689,598	-1.8	1,678,607	-0.8	-2.3					1,685,800	-0.2
Loan Business	1,601,773	-0.7	1,603,842	1,606,799	1,593,832	1,596,276	-0.3	1,586,814	-0.6	-1.1					1,597,600	0.1
Unsecured Loans	1,545,493	-0.2	1,548,745	1,551,716	1,539,522	1,542,256	-0.2	1,533,505	-0.6	-1.0					1,546,000	0.2
Consumers	1,545,295	-0.2	1,548,565	1,551,549	1,539,372	1,542,121	-0.2	1,533,378	-0.6	-1.0					1,545,900	0.2
Commercials	197	-42.3	179	167	149	134	-31.5	126	-6.5	-29.8					100	-25.9
Secured Loans	56,280	-12.3	55,097	55,083	54,310	54,020	-4.0	53,308	-1.3	-3.2					51,600	-4.5
Credit Card Business	48,853	6.3	48,836	48,591	48,753	47,551	-2.7	47,149	-0.8	-3.5					49,200	3.5
ACOM MasterCard®	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-0.8	-3.4					49,200	3.5
Installment Sales Finance Business	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-6.8	-33.5					39,000	-14.8
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	535	1.5	537	539	539	542	1.3	542	-	0.9					553	2.0

<Reference>

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Guaranteed Receivables	137,281	35.9	144,558	151,884	156,903	163,782	19.3	169,947	3.8	17.8					305,600	86.6

8. Number of Customer Accounts (ACOM)

	2005/3	YOY %	2006/3					2007/3								
			2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Loan Business	2,902,916	-1.7	2,894,869	2,888,690	2,870,024	2,859,176	-1.5	2,840,624	-0.7	-1.9					2,807,200	-1.8
Unsecured Loans	2,890,353	-1.7	2,882,435	2,876,210	2,857,629	2,846,796	-1.5	2,827,732	-0.7	-1.9					2,795,300	-1.8
Consumers	2,890,120	-1.7	2,882,229	2,876,016	2,857,465	2,846,643	-1.5	2,827,589	-0.7	-1.9					2,795,200	-1.8
Commercials	233	-41.8	206	194	164	153	-34.3	143	-6.5	-30.6					100	-34.6
Secured Loans	12,563	-6.5	12,434	12,480	12,395	12,380	-1.5	12,292	-0.7	-1.1					11,900	-3.9
Credit Card Business	1,192,175	12.0	1,203,378	1,221,052	1,234,763	1,253,800	5.2	1,276,763	1.8	6.1					1,351,500	7.8
ACOM MasterCard®	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	1.8	6.1					1,351,300	7.8
Installment Sales Finance Business	284,762	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-7.2	-28.2					205,900	0.1

Note 1. Loan Business: Number of customer accounts with outstanding balance.
Note 2. ACOM MasterCard®: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding

9. Number of New Loan Customers(ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Number of New Loan Customers	340,033	-5.4	84,943	168,888	247,630	330,385	-2.8	81,144	-4.5					346,500	4.9
Unsecured Loans	339,567	-5.3	84,816	168,600	247,198	329,814	-2.9	81,065	-4.4					346,000	4.9
Consumers	339,567	-5.3	84,816	168,600	247,198	329,814	-2.9	81,065	-4.4					346,000	4.9
Commercials	0	-	0	0	0	0	-	0	-					0	-
Secured Loans	466	-37.1	127	288	432	571	22.5	79	-37.8					500	-12.4

10. Number of Loan Business Outlets(ACOM)

			2006/3					2007/3							
	2005/3	YOY	2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Loan Business Outlets	1,785	86	1,835	1,901	1,938	2,003	218	2,029	26					2,148	145
Staffed	324	-57	310	299	288	277	-47	271	-6					266	-11
Unstaffed	1,461	143	1,525	1,602	1,650	1,726	265	1,758	32					1,882	156
QUICK MUJIN	38	38	73	111	138	194	156	212	18					298	104

11. Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

			2006/3					2007/3							
	2005/3	YOY	2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Cash Dispensers and ATMs	81,736	5,454	81,020	81,493	81,923	83,868	2,132	85,050	1,182					-	-
Proprietary	1,891	-70	1,905	1,932	1,941	1,952	61	1,969	17					2,033	81
Open 365 Days/Year	1,888	-69	1,904	1,931	1,940	1,951	63	1,968	17					-	-
Open 24 Hours/Day	1,662	-43	1,680	1,705	1,716	1,727	65	1,745	18					-	-
Tie-up	79,845	5,524	79,115	79,561	79,982	81,916	2,071	83,081	1,165					-	-
Others	8,684	260	8,746	8,814	8,883	8,903	219	8,919	16					-	-
Number of MUJINKUN Machine	1,783	91	1,833	1,899	1,940	2,008	225	2,037	29					2,152	144
QUICK MUJIN Machine	38	38	73	111	142	201	163	221	20					305	104

Note 1: "Others" indicates receipt of payment by convenience stores under an agency agreement.
Note 2: "MUJINKUN" is Automatic Contract Machine.
Note 3: "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12. Employees(ACOM)

			2006/3					2007/3							
	2005/3	YOY	2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Employees	4,096	-142	4,129	4,067	4,004	3,911	-185	3,889	-22					3,772	-139
Head Office	925	-7	930	925	939	937	12	957	20					994	57
Credit Supervision related	336	-9	343	338	347	346	10	350	4					361	15
Financial Service Business Division	3,171	-135	3,199	3,142	3,065	2,974	-197	2,932	-42					2,778	-196
Contact Center	887	-56	895	962	973	964	77	933	-31					-	-
Credit Card/Installment Business Dept.	317	-29	310	305	293	281	-36	270	-11					260	-21
Guarantee Business Dept.	48	48	52	53	55	59	11	71	12					110	51

Trend in Actual Results and Estimates (Non-Consolidated)

13. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2006/3				2006/6				2006/9				2006/12				2007/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,846,643	100.0	1,542,121	100.0	2,827,589	100.0	1,533,378	100.0									-	-	1,545,900	100.0
28.470% and Higher	61,859	2.2	25,418	1.6	58,343	2.1	24,089	1.6									-	-	14,000	0.9
27.375%	1,685,553	59.2	623,676	40.4	1,639,450	58.0	607,556	39.6									-	-	532,900	34.5
25.000% - 26.500%	509,901	17.9	338,043	21.9	493,522	17.4	323,048	21.0									-	-	315,300	20.4
20.000% - 24.820%	308,659	10.8	314,393	20.4	312,726	11.0	303,535	19.8									-	-	298,000	19.3
18.250% - 19.000%	39,923	1.4	73,732	4.8	41,737	1.5	71,659	4.7									-	-	73,200	4.7
15.000% - 18.000%	63,877	2.3	104,125	6.8	95,571	3.4	136,384	8.9									-	-	246,700	16.0
Less than 15.000%	176,871	6.2	62,731	4.1	186,240	6.6	67,125	4.4									-	-	65,800	4.2
Average Loan Yield	-	-	23.32	-	-	-	22.88	-									-	-	22.60	-0.72

Note: Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year.

14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2006/3				2006/6				2006/9				2006/12				2007/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≤ 100	436,574	15.3	20,000	1.3	435,328	15.4	19,991	1.3									-	-	20,000	1.3
100< ≤ 300	498,132	17.5	110,773	7.2	494,755	17.5	109,971	7.2									-	-	109,500	7.1
300< ≤ 500	1,276,930	44.9	591,294	38.4	1,267,641	44.8	587,109	38.3									-	-	589,200	38.1
500< ≤ 1000	328,892	11.6	278,185	18.0	324,539	11.5	274,038	17.9									-	-	277,400	17.9
1000<	306,115	10.7	541,866	35.1	305,326	10.8	542,268	35.3									-	-	549,800	35.6
Total	2,846,643	100.0	1,542,121	100.0	2,827,589	100.0	1,533,378	100.0									-	-	1,545,900	100.0

15. Bad Debt Write-offs (ACOM)

[Bad Debt Write-offs]

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Bad Debt Write-offs (Millions of yen)	108,446	-3.7	25,503	51,819	79,963	107,239	-1.1	28,775	12.8					112,500	4.9
Loan Business	97,166	-5.7	22,708	46,204	71,412	95,826	-1.4	25,649	13.0					98,600	2.9
Unsecured Loans	96,415	-4.3	22,594	45,892	70,857	95,053	-1.4	25,510	12.9					97,800	2.9
Secured Loans	750	-67.5	113	312	554	772	2.9	139	22.9					800	3.6
ACOM MasterCard®	4,394	-7.4	1,002	1,961	2,933	3,905	-11.1	967	-3.5					4,000	2.4
Installment Sales Finance Business	3,095	7.1	595	1,144	1,680	2,088	-32.5	358	-39.8					1,700	-18.6
Guarantee Business	3,785	103.5	1,196	2,507	3,936	5,409	42.9	1,768	47.8					8,200	51.6

[Ratio of Bad Debt Write-offs]

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Loan Business (%)	6.05	(-0.33)	1.41	2.87	4.47	5.99	(-0.06)	1.61	(0.20)					6.16	(0.17)
Unsecured Loans	6.23	(-0.27)	1.46	2.95	4.60	6.15	(-0.08)	1.66	(0.20)					6.32	(0.17)
Secured Loans	1.31	(-2.24)	0.20	0.56	1.01	1.41	(0.10)	0.26	(0.06)					1.53	(0.12)
ACOM MasterCard®	8.98	(-1.34)	2.05	4.03	6.01	8.20	(-0.78)	2.05	(0.00)					8.11	(-0.09)
Installment Sales Finance Business	4.39	(1.85)	0.92	2.00	3.22	4.53	(0.14)	0.83	(-0.09)					4.32	(-0.21)
Guarantee Business	2.68	(0.88)	0.80	1.60	2.42	3.18	(0.50)	1.00	(0.20)					2.60	(-0.58)

Note 1 Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Guarantee Business = Bad Debt Write-offs of Guarantee / (Guaranteed Loan Receivables plus Payments in Subrogation)
Note 2 Figures in brackets indicate year-on-year change in percentage points

15-2. Unsecured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2005/3 C R (%)	2005/3 Average Balance	2005/6 C R (%)	2005/6 Average Balance	2005/9 C R (%)	2005/9 Average Balance	2005/12 C R (%)	2005/12 Average Balance	2006/3 C R (%)	2006/3 Average Balance	2006/6 C R (%)	2006/6 Average Balance	2006/9 C R (%)	2006/9 Average Balance	2006/12 C R (%)	2006/12 Average Balance	2007/3(E) C R (%)	2007/3(E) Average Balance
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	408	100.0	420	100.0	424	100.0	425	100.0	425	100.0	421						
Personal Bankruptcy	28.5	450	25.2	477	25.4	475	25.2	468	24.7	466	17.3	447						
Failure to Locate Borrowers	3.1	391	3.1	404	3.2	398	3.1	397	3.2	391	2.4	375						
Borrowers' Inability of Making Repayments, etc.	42.2	422	44.7	434	42.8	435	41.1	436	40.8	435	45.6	431						
ACOM's Voluntary Waiver of Repayments	26.2	355	27.0	362	28.6	375	30.6	385	31.3	389	34.7	402						

16. Bad Debts (ACOM)

(Millions of yen)

	2005/3	%	2005/6	%	2005/9	%	2005/12	%	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3(E)	%
Total Amount of Bad Debts	81,210	5.06	87,698	5.46	91,438	5.68	94,483	5.92	109,573	6.85	119,160	7.50						
Loans to Borrowers in Bankruptcy or Under Reorganization	8,377	0.52	8,232	0.51	7,924	0.49	7,595	0.48	7,000	0.44	6,912	0.43						
Applications for Bankruptcy are Proceeded	2,026	0.13	1,759	0.11	1,691	0.11	1,630	0.10	1,307	0.08	1,427	0.09						
Applications for The Civil Rehabilitation are Proceeded	3,176	0.20	3,128	0.19	2,984	0.19	2,910	0.18	2,716	0.17	2,606	0.16						
Applications for The Civil Rehabilitation are Determined	2,328	0.15	2,499	0.16	2,491	0.15	2,415	0.15	2,358	0.15	2,309	0.15						
Loans in Arrears	35,310	2.20	33,978	2.11	35,943	2.23	32,535	2.04	46,709	2.92	53,450	3.36						
Loans Past Due for Three Months or More	1,345	0.08	2,295	0.14	2,066	0.13	3,848	0.24	1,110	0.07	997	0.06						
Restructured Loans	36,177	2.25	43,191	2.69	45,504	2.83	50,503	3.16	54,752	3.42	57,800	3.64						

16-2. Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2005/3	%	2005/6	%	2005/9	%	2005/12	%	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3(E)	%
11days ≦ <3 months	17,239	1.07	21,075	1.31	22,587	1.40	21,145	1.32	12,968	0.81	19,475	1.23						
31days ≦ <3 months	9,902	0.62	11,777	0.73	11,557	0.72	12,976	0.81	7,289	0.46	9,686	0.61						
11days ≦ <31 days	7,337	0.46	9,298	0.58	11,030	0.69	8,168	0.51	5,679	0.36	9,788	0.62						

17. Allowance for Bad Debts (ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3	YOY %
Allowance for Bad Debts (Millions of yen)	122,400	-5.4	116,500	117,000	118,600	122,700	0.2	131,800	13.1					117,600	-4.2
Ratio of Allowance for Bad Debts	7.15	-	6.82	6.86	7.02	7.26	-	7.88	-					6.99	-
General Allowance for Bad Debts	76,870	-7.3	72,436	71,207	77,062	66,810	-13.1	69,417	-4.2					69,100	-
Unsecured Consumer Loans	69,348	-7.4	65,264	64,375	70,396	61,187	-11.8	63,541	-2.6					63,600	-
Specific Allowance for Bad Debts	43,657	-2.8	42,349	44,129	39,799	54,276	24.3	60,874	43.7					46,800	-
Additional Allowance for Bad Debts	-7,000	-132.3	-5,900	-5,400	-3,800	300	104.3	9,100	254.2					-5,100	-
Allowance for Loss on Debt Guarantees	2,880	54.4	2,960	2,990	3,140	3,330	15.6	3,680	24.3					5,830	75.1
Additional Allowance for Loss on Debt Guarantees	1,015	-27.0	80	110	260	450	-55.7	350	337.5					2,500	455.6

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) ×100

18. Allowance for Loss on Interest Repayments (ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3	YOY %
Allowance for Loss on Interest Repayments (Millions of yen)	-	-	-	-	-	23,700	-	25,000	-					23,700	-
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	23,700	-	1,300	-					-	-

19. Credit Card Business [ACOM MasterCard®] (ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3					2007/3(E)								
			2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3	YOY %
Number of Cardholders	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	1.8	6.1					1,351,300	7.8
Tie-up Card	510,772	89.2	555,001	600,095	642,853	688,052	34.7	739,373	7.5	33.2					-	-
Number of Accounts with Shopping Receivables	304,233	-8.5	307,503	309,328	313,494	303,242	-0.3	310,262	2.3	0.9					-	-
Card Shopping Receivables	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-0.8	-3.4					49,200	3.5
Revolving Receivables	43,774	5.7	43,903	43,735	43,275	43,043	-1.7	42,675	-0.9	-2.8					-	-

20. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3					2007/3(E)								
			2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3	YOY %
Number of Customer Accounts	284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-7.2	-28.2			-		205,900	0.1
Installment Receivables	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-6.8	-33.5					39,000	-14.6
Adjusted Receivables	60,971	-37.0	56,235	49,873	45,729	40,368	-33.8	37,768	-6.4	-32.8					34,700	-14.0
Ratio of Bad Debt Write-offs	4.39	-	0.92	2.00	3.22	4.53	-	0.83	-	-					4.32	-
Number of Merchant Venders	6,353	-	6,423	6,470	6,521	6,553	-	6,584	-	-					-	-

Note 1 Number of customer accounts indicates the number of contracts with receivables outstanding

Note 2 Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.

21. Guarantee Business (ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3					2007/3(E)								
			2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3	YOY %
Number of Customer Accounts with Outstanding Balance	345,573	28.0	358,459	387,680	377,912	387,173	12.0	397,291	2.6	10.8					678,000	75.1
Guaranteed Loans Receivables	137,261	35.9	144,558	151,684	156,903	163,782	19.3	169,947	3.8	17.6					305,600	86.6

22. DC Cash One Ltd.

	2005/3	YOY %	2006/3: 2005/6	2005/9	2006/12	2006/3	YOY %	2007/3: 2006/6	YTD %	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY
Receivable Outstanding (Millions of yen)	59,246	51.9	63,701	68,103	70,768	74,142	25.1	77,253	4.2	21.3					92,100	2
Number of Customer Accounts	150,074	39.1	157,849	163,612	168,082	172,183	14.7	176,248	2.4	11.7					191,300	1
Average Balance of Loans per Account (Thousands of yen)	395	9.1	404	416	421	431	9.1	438	1.6	8.4					481	1
Average Loan Yield (%)	-	-	17.14	17.10	17.04	17.00	-	16.85	-	-					16.54	-
Number of New Loan Customers	-	-	12,802	23,430	33,350	43,354	-	10,746	-	-16.1					51,000	-
Number of Business Outlets	-	-	50	161	263	322	-	502	-	-					-	-
DC Cash One's Direct Outlets	-	-	2	2	2	2	-	2	-	-					2	-
Agency-type Outlets(ACOM)	-	-	48	159	261	320	-	500	-	-					-	-
Number of Employees	-	-	50	41	53	64	-	71	-	-					-	-
Guaranteed Receivable (Millions of yen)	-	-	-	-	-	254	-	1,616	534.4	-					41,700	-

(Note)Receivables outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT 3

(Brief Description)

Corporate Governance Report dated August 9, 2006

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), ACOM CO., LTD. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

EXHIBIT4

August 23, 2006

Erroneous Claims for Delinquency Charges to Portion of Customers on Loan Guarantee Operation

It is hereby notified that ACOM CO., LTD. (hereinafter: "ACOM") recently discovered the facts that ACOM prepared and submitted erroneous statements, to its certain customers, which contained unintentional false amount of recalculated delinquency charges and receiving caused by incompleteness of a part of computer operation system in Guarantee Business.
ACOM has expressed its deepest apologies for the tremendous annoyance this incident caused for customers as well of parties concerned.

1. Discovery of Matters

ACOM recently discovered the facts that ACOM prepared and submitted to its certain customers, whom entered into loan contract with ACOM's affiliated banks and ACOM has executed guarantee (payment in subrogation), have received erroneous statements which contained unintentional false amount of recalculated delinquency charges and receiving caused by following phenomenon.
Number of excessive receiving and amount: 21 cases and 13,971 yen.

- Charging and receiving by recalculation with 15% or 18% of interest rates instead of using 14.6% of delinquent interest charge which is stated in Consignment of Credit Guaranty Contract. (Article of Consignment of Credit Guaranty)
- Applying delinquent interest charge to both principal and interest, although Consignment of Credit Guaranty Contract (Article of Consignment of Credit Guaranty) states applying delinquent interest charge only to remained principal amount at the time of payment in subrogation.

2. Cause of Occurrence

This incident was caused by incompleteness of a part of computer operation system at the time of reorganizing documents corresponding to Act on the Protection of Personal Information which enacted in April 2005.

3. Future Correspondence

The amount which must be repaid will be returned with 6% of annual interest rate, determined by Commercial Law, to all applied customers with its apology and explanation.

4. Prevention of the Recurrence

ACOM will take this incident most seriously and do its best to prevent the recurrence by strengthening the inspection at the time of computer system revision.

EXHIBIT 5

September 25, 2006

News Report related to Delinquency Charges
in ACOM's Guarantee Business

There are news reports commenting that "it is doubtful for illegal charges" for delinquency charges of payment in subrogation after execution of guarantee in Guarantee Business. ACOM does not recognize that the delinquency charge is illegal.

However, ACOM has been reviewing whole business operation of Guarantee Business. ACOM will execute to lower the delinquency charges to 14.6% based on contract for consignment of credit guarantee, as soon as completion of countermeasure of computer system.